SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 26, 2006

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland hppt://www.novartis.com
- Investor Relations Release -

Sandoz signs exclusive collaboration with Momenta Pharmaceuticals to develop complex generics and follow-on biotechnology drugs

•                  Focus on developing four complex generic and follow-on biotechnology drugs, capitalize on Momenta’s complex product characterization technology

•                  Sandoz to make equity investment of USD 75 million in Momenta

•                  Collaboration comes after Sandoz received precedent-setting US approval in May for Omnitrope as first follow-on version of previously approved biotechnology drug

Holzkirchen, Germany, July 25, 2006 — Sandoz, the generics business of Novartis, announced today an exclusive collaboration with Momenta Pharmaceuticals, Inc. (NASDAQ: MNTA), a biotechnology company specializing in the characterization and engineering of complex drugs. The companies plan to develop four follow-on versions of previously approved recombinant biotechnology and complex drugs.

As part of the arrangement, Sandoz will purchase approximately 4.7 million shares of newly issued Momenta common stock for an aggregate price of USD 75 million. The investment remains subject to regulatory approvals.

The collaboration will include one late-stage compound from Momenta’s pipeline and two late-stage compounds from Sandoz. It also expands an existing US collaboration on M-Enoxaparin, a complex drug based on a mixture of sugar chains, established in November 2003 to also include the European Union. M-Enoxaparin is a generic version of Lovenox®, a low molecular weight heparin indicated for use in treating deep vein thrombosis (DVT) and several cardiovascular conditions. It was submitted for US approval in August 2005.

Sandoz will also gain exclusive access for the four products in the agreement to the product characterization tools of Momenta, which was founded in 2001 based on technology initially developed at the Massachusetts Institute of Technology (MIT).

These tools enable the detailed chemical sequencing and analysis of complex mixtures. This capability, when combined with the global reach and manufacturing technology of Sandoz, will enhance the design of products to demonstrate their equivalence to originator products. The goal is to establish a quality-by-design approach to facilitate development and registration of biotechnology and biologic drugs. The collaboration will also leverage the global capabilities and infrastructure of Sandoz for developing, manufacturing and marketing complex drugs.

“Following the breakthrough approval of Omnitrope®, Sandoz is committed to bringing other follow-on biotechnology and biologic medicines to patients worldwide following patent expiry,” said Andreas Rummelt, CEO of Sandoz. “Our intent is to set new standards for the characterization of complex drugs and for bringing follow-on versions to the market as quickly as possible that will contribute to reducing healthcare costs.”

Biotechnology medicines are produced in living organisms using recombinant technology and are usually complex to develop and manufacture, while some complex drugs such as Lovenox are chemically manufactured using natural source material. However, using advanced product development, analytical methodologies and production processes, companies like Sandoz can manufacture high-quality medicines and bring them to market with savings for patients and payors. As more of these medicines lose patent protection in the coming years, these products are expected to play a key role in the growth strategy of Sandoz.

About the collaboration

The two companies plan to jointly develop, manufacture and commercialize four candidates in the collaboration. Sandoz and Momenta will share profits from the sales of all products under separate arrangements for each product. In addition, the companies have agreed to routinely review other complex generic and follow-on product candidates for inclusion in the collaboration. Momenta is eligible to receive milestone payments.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “committed to bringing”, “plan to”, “expected”, or similar expressions, or by express or implied discussions regarding potential additional marketing approvals or future sales of Omnitrope, or future approvals of, or potential revenue from, M-Enoxaparin and other follow-on versions of previously approved recombinant biotechnology and biologic drugs. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with these drugs or potential future drugs, to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Omnitrope will receive any additional marketing approvals in any other countries, that the submission for M-Enoxaparin or the collaboration between Sandoz and Momenta will be successful or that Omnitrope will reach any particular sales levels. Management’s expectations regarding Omnitrope and the collaboration between Sandoz and Momenta could be affected by, among other things, additional analysis of clinical data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; competition in general; government, industry, and general public pricing pressures; and other risks and factors referred to in Novartis’ current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing this information as of this date and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

About Sandoz

Sandoz, a division of the Novartis group, is a global leader in the field of generic pharmaceuticals, offering a wide array of high-quality, affordable products that are no longer protected by patents. Sandoz has a portfolio of more than 600 active substances in over 5 000 forms worldwide. Key product groups include antibiotics, treatments for central nervous system disorders, gastrointestinal medicines, cardiovascular treatments and hormone therapies. Sandoz develops, produces and markets these drugs along with pharmaceutical and biotechnological active substances and Anti-Infectives. In addition to the strong organic growth in recent years, Sandoz has made a series of acquisitions including Lek (Slovenia), Sabex (Canada), Hexal (Germany) and EonLabs (US) and sells its products in more than 110 countries. In 2005, Sandoz employed around 20,000 people worldwide and has annual sales of USD 4.7 billion.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, treat disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. In 2005, the Group’s businesses achieved net sales of USD 32.2 billion and net income of USD 6.1 billion. Approximately USD 4.8 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 97,000 people and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

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Media contacts

Kurt Leidner
Sandoz Communications
+49 8024 476 2591
+49 8024 476 2577
kurt.leidner@sandoz.com

John Gilardi
Novartis Global Media Relations
+41 61 324 3018
+41 61 324 2200
john.gilardi@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 26, 2006	By:	/s/ Malcolm B. Cheetham
	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting